SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. )

Sol-Gel Technologies Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share	M8694L103
(Title of class of securities)	(CUSIP number)

M. Arkin Dermatology Ltd.
6 HaChoshlim St., Bldg. C,
Herzliya 46724, Israel
Attn: Moshe Arkin
Telephone: 972-9-7883333
with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 6701101, Israel
Attn:  Gene Kleinhendler, Adv.
  Telephone: 972-3-607-4444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box .☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. M8694L103

1	NAME OF REPORTING PERSONS M. Arkin Dermatology Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,613,936
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,613,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 13,613,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 71.95%(*)
14	TYPE OF REPORTING PERSON: CO

(*) Based on 18,922,569 Ordinary Shares as of February 1, 2018, as provided in the Issuer's Rule 424(b) prospectus filed with the Securities and Exchange Commission on January 31, 2018, which includes the exercise in full by the underwriters of their option to purchase up to 937,500 additional Ordinary Shares.

CUSIP No. M8694L103

1	NAME OF REPORTING PERSONS Moshe Arkin I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,613,936
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,613,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 13,613,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 71.95%(*)
14	TYPE OF REPORTING PERSON: IN

(*) Based on 18,922,569 Ordinary Shares as of February 1, 2018, as provided in the Issuer's Rule 424(b) prospectus filed with the Securities and Exchange Commission on January 31, 2018, which includes the exercise in full by the underwriters of their option to purchase up to 937,500 additional Ordinary Shares.

Item 1.    Security and Issuer

This Statement on Schedule 13D relates to Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Sol-Gel Technologies Ltd., a company organized under the laws of the State of Israel ("Sol-Gel").  The address of the principal executive office of Sol-Gel is 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel.

Item 2.           Identity and Background.

This Schedule 13D is being filed jointly by M. Arkin Dermatology Ltd. ("Arkin Dermatology") and Mr. Moshe Arkin (collectively, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Arkin Dermatology is organized under the laws of the State of Israel and has a business address of 6 HaChoshlim St., Bldg. C, Herzliya 46724, Israel.  The principal business of Arkin Dermatology is to manage the capital of its shareholder.  Mr. Arkin is the sole shareholder and sole director of Arkin Dermatology, which has no officers.

Moshe Arkin is a citizen of Israel whose principal business is Chairman of the Board of Arkin Holdings, which is located at 6 Hachoshlim St., Bldg. C, Herzliya 46724, Israel (which is also Mr. Arkin's business address).  The principal business of Arkin Holdings is to manage the investments and holdings of the family of Moshe Arkin.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

On August 4, 2014, Arkin Dermatology purchased the entire issued and outstanding share capital of the Issuer from the Issuer's former shareholders for approximately $10.5 million in addition to an earn-out payment of up to $17.0 million based on the achievement of certain development and revenue-related milestones.  On August 22, 2017, Arkin Dermatology transferred an in-process research and development generic product candidate to the Issuer for one ordinary share.

On January 19, 2018, the Issuer's board of directors and shareholders approved a 1-for-1.8 share split of the Company’s ordinary shares by way of an issuance of a bonus issuance, which was effected on January 19, 2018. Immediately following the share split, the total number of ordinary shares of the Issuer held by Arkin Dermatology was 6,290,244.

In connection with the Issuer's initial public offering, Arkin Dermatology purchased 1,833,333 ordinary shares for $22 million.

Immediately prior to the closing of the offering, the outstanding promissory note in the amount of approximately $65.34 million between the Issuer and Arkin Dermatology was automatically converted into 5,444,825 ordinary shares at the initial public offering price per ordinary share in the public offering.

On February 1, 2018, Arkin Dermatology purchased an additional 45,534 ordinary shares at $13.84 per share on the market for an aggregate purchase price of $630 thousand.

The funds used by the Reporting Persons to purchase the ordinary shares came from its working capital.

Item 4.      Purpose of Transaction.

The member of Sol-Gel's board of directors was elected to serve in such capacity by Arkin Dermatology prior to the initial public offering of the ordinary shares of the Issuer.

Each of the Reporting Persons intends to review the performance of their investment in Sol-Gel from time to time.  Depending on various factors, including the business, prospects and financial position of Sol-Gel, the current and anticipated future price levels of the Ordinary Shares and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to their investment in Sol-Gel as they deem appropriate in light of the circumstances existing from time to time.  Each of the Reporting Persons may purchase additional equity in Sol-Gel or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions, subject to applicable securities laws.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5.      Interest in Securities of the Issuer.

(a)  and (b)

As of the date hereof, Arkin Dermatology owns directly (and therefore is deemed the beneficial owner of) 13,613,936 Ordinary Shares, which represents approximately 71.95% of the number of Ordinary Shares outstanding.  Arkin Dermatology has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

As the sole shareholder and sole director of Arkin Dermatology, Mr. Arkin may be deemed to be the indirect beneficial owner of the 13,613,936 Ordinary Shares beneficially owned by Arkin Dermatology, which represents approximately 71.95% of the number of Ordinary Shares outstanding.  Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

 (c)  Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

 (d)  No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this Schedule 13D were calculated based on 18,922,569Ordinary Shares outstanding as of February 2, 2018, as provided by in the Issuer's 424(b) prospectus filed with the Securities and Exchange Commission on February 2, 2018.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             None.

Item 7.        Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	. Joint Filing Agreement, dated as of February 12, 2018, by and among the Reporting Persons.
2	. Board resolution of M. Arkin Dermatology Ltd.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2018

M. Arkin Dermatology Ltd. /s/ Moshe Arkin Name: Moshe Arkin Title: Director Moshe Arkin /s/ Moshe Arkin Name: Moshe Arkin